CONFIDENTIAL TREATMENT REQUESTED

BY FIREEYE, INC.: FEYE-0006

July 13, 2015

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Matthew Crispino
Ji Shin

Re:	FireEye, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Definitive Proxy Statement on Schedule 14A
Response Dated June 16, 2015
File No. 001-36067

Ladies and Gentlemen:

FireEye, Inc. (the “Company”) is submitting this letter and the following information in response to a letter, dated July 1, 2015, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2014, filed on March 2, 2015 (the “Form 10-K”), including Part III of the Form 10-K included in the definitive proxy statement filed on April 24, 2015 (the “Proxy Statement”).

Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

CONFIDENTIAL TREATMENT REQUESTED

BY FIREEYE, INC.: FEYE-0006

Securities and Exchange Commission

July 13, 2015

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed it with the Company’s response.

Part III (as Incorporated by Definitive Proxy Statement)

Executive Compensation, page 25

1.	We note your response to prior comment 1. As indicated in our prior comment, where performance targets are tied to company-wide financial results that are publicly reported, such as your non-GAAP earnings before interest, taxes, depreciation and amortization, we generally expect companies to disclose the targets after those financial results have been disclosed. We note your statements that public disclosure of your fiscal 2014 non-GAAP earnings target “would allow [competitors] to use the information against [you], which would affect [your] future plans and strategies, make [y]our ability to achieve such plans and strategies increasingly difficult and could result in a material adverse effect on [y]our business and financial results.” It is still unclear to us, however, how disclosure of your fiscal 2014 non-GAAP earnings target would cause you competitive harm after your actual fiscal 2014 financial results have been disclosed. Accordingly, please disclose in your next response letter the target level for your 2014 non-GAAP earnings corporate performance measure and confirm that you will provide such disclosure in future filings, as appropriate.

In response to the Staff’s comment and in consideration of the fact that we disclose the individual component information that can be used to calculate our non-GAAP earnings before interest, taxes, depreciation and amortization (“non-GAAP EBITDA”), we supplementally advise the Staff that the target level for our 2014 non-GAAP EBITDA corporate performance objective was [***] and the actual amount of our non-GAAP EBITDA for fiscal year 2014 was -$213 million. We confirm that, to the extent that we use non-GAAP EBITDA as a corporate performance objective for executive compensation in the future, we will provide disclosure of the target and actual levels for such non-GAAP EBITDA corporate performance objective in future filings.

* * * * *

As requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CONFIDENTIAL TREATMENT REQUESTED

BY FIREEYE, INC.: FEYE-0006

Securities and Exchange Commission

July 13, 2015

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (408) 321-7745. We respectfully request that the Staff confirm that it has no additional requests or comments.

Very truly yours,

FIREEYE, INC.

/s/ Alexa King

Alexa King

Senior Vice President, General Counsel and Secretary

cc:	David G. DeWalt, FireEye, Inc.
Michael J. Sheridan, FireEye, Inc.
Steve Bochner, Wilson Sonsini Goodrich & Rosati, P.C.
Jon Avina, Wilson Sonsini Goodrich & Rosati, P.C.